Aron Wehr

257 Willie Colvin Rd., Robbinsville, NC, 28771, 828-735-2771
www.wehrloom.com

Current Role at Wehrloom LLC:
Managing Partner, in charge of day to day operations, scheduling, raw material inventory, packaging, labeling, labeling compliance, reporting, recipe formulation, hive management and placement, community outreach, training, and education.

Experience:
2013-Present, Co-founder, Managing Partner, Wehrloom Honey, Robbinsville, NC
2009/2010 Assistant Professor, Kutztown University
2009 (summer) Associate Instructor, IU Summer Study Abroad in Florence, Italy
2008/2009 Associate Instructor, Indiana University
2005-2007 Teaching Assistant, MICA, Painting Department
2000-2004, Artist, Partner, Artistic Assault Tattoo, St. Petersburg, FL
1999-2000, Manager, Blue Devil Tattoo, Tampa, FL
1996-1998, Partner / Operator, R&S Lawn Service, Clearwater, FL

Education:
- Masters of Fine Arts, Painting, Indiana University, 2009
- Bachelor of Fine Arts, Painting, Maryland Institute College of Art (MICA), May 2006, Summa Cum Laude
- MICA Summer Study Abroad, New Brunswick, Canada, August 2005
- New York Studio School, June-July 2004 & June-July 2005
- St. Petersburg Community College, thru May 2004

Teaching Experience:
- 2013-2019 Wehrloom Honey, Beginning Beekeeper - Queen Rearing Education
- 2009/2010 Assistant Professor, Kutztown University, *Foundations: Drawing I & II*
- 2009 (summer) Associate Instructor, IU Summer Study Abroad in Florence, Italy,
- 2008/2009 Associate Instructor, Indiana University
- 2005-2007 Teaching Assistant, MICA, Painting Department